Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OrganicCandyFactory.com, Inc.
15332 Antioch Street
Pacific Palisades, CA 90272
https://www.organiccandyfactory.com/

Up to $1,000,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OrganicCandyFactory.com, Inc.
Address: 15332 Antioch Street, Pacific Palisades, CA 90272
State of Incorporation: DE
Date Incorporated: April 16, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 400,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Perks:

Amount-Based:

Tier 1 | 250

1 case of 24 ct candy

Tier 2 | 500

3 cases of 24 ct candy

Tier 3 | 1,000

1 10lb bulk case + 2 cases of 24 candy

Tier 4 | 5,000

Half hour meet and greet call

Tier 5 | 10,000

Zoom lunch meeting with management

Tier 6 | 25,000

In person lunch meeting with management

Tier 7 | 50,000

Private dinner with management

Tier 8 | 100,000

Invitation to Join the Advisory Council

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next week and receive an 5% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Organic Candy Factory will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

OrganicCandyFactory.com, Inc was previously a California LLC OrganicCandyFactory.com LLC before converting to a Delaware C-Corp on April 16, 2020. Organiccandyfactory.com, Inc. is a C-Corp organized under the laws of the state of Delaware that is a female owned, mother-daughter team that is sustainable, eco-friendly gummy bear company which is certified organic, certified nonGMO, and certified Kosher.

We want to change the way the world thinks about candy one conglomerate at a time. We believe candy does not need to be full of dyes and toxins.

We love to give back and our favorite partners and charities support children and animals. Among those our favorites have included; Forest Whitaker's "HopeNorth", an orphanage in Uganda where orphans and former child soldiers can call home. Another is Lysa Heslov's "Children Mending Hearts", an arts education in east Los Angeles dedicated to combatting bullying and intolerance by inspiring empathy in Children. We also give back to the Grace Rose Cystic Fibrosis Foundation and RettSyndrome.org among others. There are so many ways to change the world for the better, and we have a passion for doing it through Gummy Bears, something almost everyone likes. We believe if you didn't like Gummy bears in the past, you will now!

Background

My 5 year old daughter, Ginger, came to me after having had a successful lemonade stand for 3 months, and told me that the next day she was going to open a candy store. She said that she was going to sell Gummy Bears. I didn't know what to say knowing that we couldn't afford a store, but the words "Yes, of course you are" flew out of my mouth. After having grown up with 6 siblings in my childhood, I had to hear the words "no" more often than was good for a dreamer and doer. I wanted to empower Ginger, and I was going to figure out how to do it. I think that the word YES is important in childhood when it relates to creativity and ideas and/or is connected with a child that is passionate and inspired. Many children today prefer to watch their iPads too often. I quickly suggested that we create an online store first and see how it goes. Ginger agreed. We then went out and did our research on candies. To my dismay, I found that many, actually most candies were full of chemicals, dyes, toxins and artificial flavors. We also did extensive research on what these chemicals can do to the body and planet. Dyes are defintely something none of us to ever digest. Some of the dyes that we still use in the US are actually banned in other countries. They harm the body and the planet. That told me enough about dyes. We also knew that we didn't want to use gelatin, which is animal bi-product (mostly hooves and noses) and is found in most Gummy Bears.

Most of Ginger's Lemonade funds went to endangered species funds and using gelatin was out of the question for her. After a good 6 months of R & D, and a lot of sweat and tears, we had created the "First & Only" Organic, Vegan, nonGMO, Gluten-free, Kosher Gummy bear in the world. It is also free of the top 8 allergens. Our candy causes no harm to the planet, unlike many out there that have much toxic waste that is disposed of in the rivers and oceans worldwide.

Competitors and Industry

Compeititors & Industry

We really don't have any competitors, and we believe no one has been able to do what we do, but if I had to call out others that produce Gummy Bears, as our competitors, I would mention 4.

1. Smart Sweets, which just sold for 360 Million, is "sugar free" (which is a sku that we would like to also create once we had the funds, but ours would taste much better as I have the secret. They did well because they had backing from Dragons Den and could afford the marketing and had the funds for inventory, but unfortunately they don't taste good. They also can not get into the several segments in which we can, including the nonGMO Market, the Gluten free Market, the Organic Market and the allergen free market. But we can get into their regular candy Market.

2. Surf Sweets, sold to Wholesome, they are good, and the closest company to our values. but after many blind tastings with Ginger's friends and strangers, ours won. We taste better and we have a better texture. Having said that they are a perfect example of how we could excel with backing and having you as a partner.

3. Project 7 is good, but not as good as ours in flavors nor do they hold any certificates. They do give back which we love. They are not Organic, non-GMO, Gluten free, nor are they allergen free.

4. Yum Earth, not very good , but had backing from investors and purchased good marketing.

These are my competitors, but in my opinion none of them have a Gummy Bear as delicious and ethical and clean as ours is. They had backing to market and they had inventory to expand.

We believe everyone can enjoy our candy without guilt, but also we have created a candy that those with problems such as celiac, or with gluten intolerances can enjoy, those who observe Kosher diets can enjoy, those who are vegan or vegetarian can enjoy, those who prefer to not eat candies with dyes and toxins and those who prefer organic ingredients and finally for those who have many allergies including nuts can enjoy our Gummy bears. All of these markets are growing and we want to supply them all.

Current Stage and Roadmap

Current Stage

Inventory: We have 1 sku, and it's a huge hit and has been for years. R & D is completed on several new sku's and flavors, including our sugar free line, but we do not have the capital to buy inventory and blow it up. With enough capital, the possibilities are endless. We are in need of inventory also for the demand from future customers.

Future Roadmap

We would especially put our efforts, with funds, towards an e-commerce presence. We need to have an online presence for visibility. Our development stage is between getting more Inventory for current customer's demand, as well as the demand from future customers but once we have that inventory, our biggest step is to create a huge e-commerce presence. We haven't even touched e-commerce possibilities and are ready to blow it up online and DTC. We're leaving money on the table. Recently a marketing group asked if they could take over for a month to prove that they can get us at least 2x ROAS. We agreed. In the month of May they also were blown away to see that they were able to get us 6x ROAS. Our biggest efforts will be in E-commerce sales and DTC.

The Team

Officers and Directors

Name: Piper Cochrane

Piper Cochrane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: November, 2010 - Present
  Responsibilities: Managing Sales. Currently does not take a salary.

- **Position:** Chief Executive Officer
  Dates of Service: November, 2010 - Present
  Responsibilities: Executive Management of All Aspects of the Company

Name: Richard Kim

Richard Kim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: June, 2021 - Present
  Responsibilities: All aspects of financial oversight of the company. Richard currently receives no salary and owns 4% of the company.

- **Position:** Board Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Provide general oversight, advice and guidance for the company.

- **Position:** Secretary
  Dates of Service: April, 2020 - Present
  Responsibilities: Responsible for corporate minutes and filings

Other business experience in the past three years:

- **Employer:** Warpspeed, Inc.
  Title: President, CFO and Board Director
  Dates of Service: April, 2019 - April, 2022
  Responsibilities: Financial and operating oversight including company HR and infrastructure.

Other business experience in the past three years:

- **Employer:** Schneiders Saddlery, LLC
  Title: VP Finance, Operations and Technology
  Dates of Service: April, 2022 - Present
  Responsibilities: Lead executive for finance, warehouse operations, logistics and technology infrastructure

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its projected operating needs and fulfill its plans, in which case it may alter its operating plans and scale down the business. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and may or may not be successful. In any case, even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased production capacity and advertising and marketing budget our products will be able to gain broader traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in a variety of areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Organic Candy Factory or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Organic Candy Factory could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Piper Cochrane	1,290,000	Common Stock	64.5%
Sandy Climan	430,000	Common Stock	21.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,000 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Stock Options</u>

The total amount outstanding includes 140,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 140,000 shares to be issued pursuant to stock options issued.

<u>Bylaws Key Material Rights</u>

Restrictions on Transfer.

No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 38 of these Bylaws.

At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Right of First Refusal.

No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

If the stockholder desires to Transfer any of the stockholder's shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

The corporation may assign its rights hereunder.

In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, life partner or similar statutorilyrecognized domestic partner, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $81,907.54 compared to $111,430.85 in fiscal year 2021.

2020 Revenue was adversely affected by the Covid Pandemic which continued impacting 2021 revenue. During this time the product was only available in stores and not on line. Our pre-pandemic annual revenues were approximately $200,000 not including on line sales. As you'll note in our projected uses of funds we expect to add more significant on line commerce capabilities.

Cost of sales

Cost of Sales for fiscal year 2020 was $47,085.21 compared to $54,884.27 in fiscal year 2021. Our cost of sales decreased by 820 basis points in 2021 driven by additional volume and cost savings initiatives.

Gross margins

Gross margins for fiscal year 2020 were $34,822.33 compared to $56,546.58 in fiscal year 2021. Our improvement in gross margins were based on higher sales with lower cost of sales.

Expenses

Expenses for fiscal year 2020 were $74,234.66 compared to $38,873.42 in fiscal year 2021. We were able to reduce spending in discretionary categories such as charitable contributions while also optimizing our advertising spend. The pandemic showed us that we didn't need to use our office as much as we have been while still growing our revenue.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to expand our online presence and deliver additional product lines to the market. Past cash was primarily generated through retail store sales. Our goal is to expand our product assortment which will open larger avenues of distribution and to offer our product online.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2022, the Company has capital resources available in the form of existing inventory of approximately $90,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.These funds are required to support our growth initiatives of online presence and expanding our assortment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months with the funds alone. This is based on projected sales of our current inventory and an average monthly burn rate of $5,000 for expenses related to customer acquisition and sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a minimum of three years. This is based on the anticipation that our plan of product expansion and online sales will generate positive cash flow sufficient to support the growth of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of (1) Differentiation in the market, (2) annual growth in revenue, (3) growing production capacity, and (4) an analysis of valuations of the Specialty/Candy segment.

Market & Industry Discussion

We are different than most candies. While other brands are are made with refined sugar, dyes, artificial flavors and gelatin, otherwise known as animal bi-product, we are not. Our candies are certified Organic, certified nonGMO, and certified Kosher. We are also Vegan, Gluten free, and free from the top 8 allergens. With the movement towards healthier, better eating, our candies are well positioned to capitalize on this trend.

Revenue Discussion

In 2019, our annual revenue was $197,612 with one product and essentially no ecommerce presence. Our growth from the prior year was 40% and we expected to accelerate our growth prior to the Pandemic. Our past revenue has been limited by only having one sku (our berry gummy) and no marketing budget. We plan on expanding our skus to include one or more additional flavors, additional shapes, potentially a holiday assortment and new package sizes. With just four additional skus we believe our wholesale revenue would be in the range of $1 million annually and we believe that from a comparability perspective our revenues on ecommerce would exceed our wholesale revenue and could approach $1.2 million annually. Additional sources of revenue would include expanding our product collaborations (advent calendar for Williams-Sonoma), bulk opportunities (toppings and special product for Pressed Juicery), and more. We believe these other opportunities could add an additional $500,000 in revenue.

Production Capacity Discussion

Our production Capacity is 42,000 pouches per shift or 84,000 per day. With an approximate 260 day annual production, we have the capability to create 21.8 million bags of product with an average revenue per bag of $4/bag. Production capacity is not our limiting factor.

Earnings Multiples/Projections Discussion

The Food:Specialty/Candy Industry, as tracked by TradingView consists of 45 publicly traded companies. The current revenue multiple for valuation on this group of companies is 2.3. Based on our discussion of revenue opportunites, we believe we have line of sight to $2.7 million in revenues. Applying the standard multiple implies a post-money valuation of $6.2 million. Furthermore, we believe that our product differentiation, focusing on healthier, better eating with organic, non-GMO, vegan and kosher candies deserves a premium to this multiple. A 30% premium to the multiple would equate to a multiple of 3.0 which would result in a valuation of $8.1 million.

Conclusion

Up until now, the Organic Candy Factory has been self-funded by the mother/daughter team. Without backing, our hands have been tied. The demand has always outpaced what we could deliver. Current customers are asking for more flavors, more shapes, different package sizes, and holiday assortments and potential customers are telling us they need a minimum of four skus because the work for one sku is essentially the same for four skus but they make four times the profit.

We truly believe the opportunities are endless with our unique product.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  4.0%
  We plan to use 4% of the funds raised for market and customer research, new product development and market testing.

- *Working Capital*
  23.5%
  We plan to use 23.5% of the funds raised for working capital which includes the purchase of inventories in preparation of our product assortment expansion and ecommerce launch.

- *Company Employment*
  19.0%
  We plan to use 19% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Operations, Sales and Marketing, etc. Wages to be commensurate with training, experience and position.

- *Marketing*
  18.0%
  We plan to use 18% of the funds to support marketing and promotions to drive customer acquisition, the launch of our ecommerce site, and our expanded product lines.

- *Operations*
  5.0%
  We plan to use 5% of the funds to support expanded fulfillment operations in anticipation of our ecommerce launch.

- *Contingency Reserve*
  25.0%
  We plan to hold 25% of the funds to be available for a contingency reserve should any unforeseen opportunities arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.organiccandyfactory.com/ (https://www.organiccandyfactory.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/organic-candy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OrganicCandyFactory.com, Inc.

[See attached]

OrganicCandyFactory.com, Inc. (the "Company")

a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OrganicCandyFactory.com, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 24, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	108	1,145
Accounts Receivable	18,642	7,029
Prepaid Expenses	-	2,492
Inventory	94,970	12,077
Total Current Assets	113,720	22,743
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	113,720	22,743
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	16,991	10,347
Other Liabilities	-	-
Total Current Liabilities	16,991	10,347
Long-term Liabilities		
Other Liabilities	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	16,991	10,347
EQUITY		
Common Stock	10	10
Additional Paid in Capital	384,965	318,304
Accumulated Deficit	(288,245)	(305,918)
Total Equity	96,730	12,396
TOTAL LIABILITIES AND EQUITY	113,720	22,743

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	111,431	81,908
Cost of Sales	54,884	47,085
Gross Profit	56,547	34,822
Operating Expenses		
Advertising and Marketing	815	8,131
General and Administrative	38,058	56,074
Total Operating Expenses	38,873	64,205
Operating Income (loss)	17,673	(29,382)
Other Income		
Other	-	1,000
Total Other Income	-	1,000
Other Expense		
Inventory Adjustment	-	47,565
Charitable Contributions	-	10,030
Total Other Expense	-	57,595
Provision for Income Tax	-	-
Net Income (loss)	17,673	(85,977)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	17,673	(85,977)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	6,644	(33,231)
Inventory	(82,889)	80,423
Accounts Receivable	(11,613)	24,929
Prepaids	2,491	(2,491)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(85,367)	69,629
Net Cash provided by (used in) Operating Activities	(67,694)	(16,348)
INVESTING ACTIVITIES		
Fixed Assets	-	1,067
Net Cash provided by (used by) Investing Activities	-	1,067
FINANCING ACTIVITIES		
Issuance of Common Stock	-	3
Shareholder Distributions	(13,685)	(19,586)
Paid In Capital	80,342	31,009
Net Cash provided by (used in) Financing Activities	66,657	11,425
Cash at the beginning of period	1,145	5,001
Net Cash increase (decrease) for period	(1,037)	(3,856)
Cash at end of period	108	1,145

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	75,000	8	306,880	(219,941)	86,946
Issuance of Common Stock	25,000	3	-	-	3
Additional Paid in Capital	-	-	31,010	-	31,010
Shareholder Distributions	-	-	(19,586)	-	(19,586)
Net Income (Loss)	-	-	-	(85,977)	(85,977)
Ending Balance 12/31/2020	100,000	10	318,304	(305,918)	12,396
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	80,342	-	80,342
Shareholder Distributions	-	-	(13,681)	-	(13,681)
Net Income (Loss)	-	-	-	17,673	17,673
Ending Balance 12/31/2021	100,000	10	384,965	(288,245)	96,730

OrganicCandyFactory.com, Inc. Notes to the Unaudited Financial Statements December 31st, 2020 and 2021 $USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The OrganicCandyFactory was formed as an LLC in Nov 2010. We are a sustainable and eco-friendly candy company. Our Gummy bear is the first and only Certified Organic, Certified nonGMO, certified Kosher, Gluten free, Vegan Gummy bear in the world. We are also free of the top 8 allergens. We created a candy that can be enjoyed by all, and one that does not pollute the rovers and oceans as so many candies do with their dyes and toxins. We also do not have any animal product (gelatin) in our Gummy Bear. Our product is manufactured and packaged in the state of Utah. In April of 2020, the company was converted into a C-Corp.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the
contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will generally fulfill its performance obligations and recognizes revenue upon the shipment of sold goods to the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of insurance expense, delivery fees, inventory storage, and other miscellaneous expenses.

Inventories

The Company uses the Weighted Average Cost (WAC) method of inventory valuation.

Property and Equipment

Property and equipment are recorded at historical cost and are depreciated over their statutory lives using straight-line. The Company has established its capitalization threshold at $2,500. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to expense as incurred. As of December 31, 2021 and 2020, the Company did not own any property or equipment.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (the "New Revenue Standard"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to either transfer goods or services. It supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The standard's core principle is that a Company should recognize certain revenues at the time the Company has completed its remaining performance obligation related to the funds.

Effective as of January 1, 2019, the Company adopted ASU 2014-09, and all subsequent amendments, which established ASC Topic 606. The Company adopted ASC 606 using the modified retrospective method applied to all revenues not completed as of January 1, 2019. The Company's revenues come from the sale of Products which payment is typically due at the point of sale. When the Company receives payment from customers before the customer has taken possession of the merchandise the amount received is recorded as deferred revenue until the sale is complete. Such performance obligations can be part of contracts with expected original durations of thirty days or less. The adoption of ASC Topic 606 did not result in a change to the accounting for the Company's revenue streams; as such, no cumulative effect was noted, and an adjustment was not recorded to retained earnings.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company did not identify any related party transactions during the years ended December 31, 2021 and 2020.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – INVENTORY ADJUSTMENT

In 2020, the Company recorded an inventory adjustment in the amount of $47,564. This adjustment was to write-off of inventory that expired due to a decrease in demand that resulted the COVID-19 outbreak.

NOTE 6 – EQUITY

The company has authorized 1,000,000 shares of common stock with a par value of $0.0001. 75,000 and 100,000 shares were issued and outstanding as of December 31, 2020 and 2021, respectively.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price		Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	-	$	0.0001	$	-
Granted	80,000	$	0.0001	$	-
Exercised	-	$	0.0001	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2020	80,000	$	0.0001	$	-
Granted	-	$	0.0001	$	-
Exercised	-	$	0.0001	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2021	80,000	$	0.0001	$	-
Options exercisable, December 31, 2021	66,666	$	0.0001	$	-

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020			
Granted	80,000	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2020	80,000	$	-
Granted	-	$	-
Vested	66,666	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	13,334	$	-

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 21, 2022, the date these financial statements were available to be issued. The Company did not identify any significant subsequent events.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses and negative cashflows from operations. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The Organic Candy Factory is not live or open to the public at this moment.

Organic, Vegan, & Kosher Candy Confections

INVEST IN THE ORGANIC CANDY FACTORY TODAY!

The Organic Candy Factory is an in-market company founded by a young female entrepreneur.
In 2010, with the help of her mother, 5-year-old Ginger set out to start her own candy brand and create healthy, eco-friendly, sustainable candy. Today, The Organic Candy F... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THE ORGANIC CANDY FACTORY
Started By A Mom + Daughter Dream Team!

REASONS TO INVEST

- Unlike many traditional candies, which contain artificial coloring, allergens, animal byproducts, and high-fructose corn syrup, The Organic Candy Factory's proprietary Gummy Cubs provide a healthier alternative. They're certified organic, non-GMO, Kosher, gluten free, vegan, and allergy-friendly.

- The Organic Candy Factory is uniquely positioned to tap into multiple market sectors. In 2021, the global confectionery market size was valued at $298B and growing, while the market for health and wellness products - including organic, gluten free, allergen free, and vegan foods - is approaching the trillion dollar mark in the next few years.*

- Having been in business for twelve years, The Organic Candy Factor has been able to establish a solid model for profitability while also securing prestigious partnerships. We have gained distribution in major market outlets, been invited to premium trade association events, received celebrity endorsements, and garnered other word-of-mouth opportunities that have driven organic growth.

*Market statistics provided by Grand View Research & PR Newswire (source, source)

TIGER MARK

This offering is insured by the TigerMark Insurance policy. TigerMark insurance allows investors to get investments returned under qualifying circumstances. Learn more here.

Creating a Candy Anyone Can Enjoy

When 5-year-old animal lover and entrepreneur Ginger first decided to move on from her organic lemonade stand and open a candy store, her mother Piper was supportive and ready to do whatever necessary to help her succeed. Yet, there was just one problem – **most candy options on the market are full of toxins, artificial flavors, and chemical dyes**, with many containing gelatin, an animal-derived byproduct.


A Better Option For Your Sweet Tooth

So together they worked to source **organic ingredients**, build their brand, and offer a better option to satisfy your sweet tooth. Since then, Ginger's concept has caught the attention of candy lovers nationwide, with the brand being **tapped to supply numerous household name outlets**.

THE PROBLEM & OUR SOLUTION

The Candy Industry is Craving Healthy Innovation

While candy has been a long-time staple of readily available treats you might pick up at the store, the world is moving towards healthier eating habits. Recent studies show that consumers - and in particular Gen Z - are becoming more conscientious about the foods they purchase, gravitating more towards options that are **organic, plant-based, and free of additives** including processed sugar. Additionally, many children and adults aren't able to enjoy most candy due to allergies to food dyes, dairy, gluten, and other dietary intolerances.


Better-For-You Options Are Important
45%
of global respondents to a 2015 Nielsen Survey on snacking said that healthy ingredients were VERY IMPORTANT when it came to snacks
45%
Natural ingredients
44%
No artifical colors
43%
No genetically modified organisms
42%
No artifical flavors

(source)

For anyone looking to savor a sweet treat without compromising a healthy lifestyle, The Organic Candy Factory offers a solution. Our candy is **completely free** of gelatin, gluten, pesticides, artificial preservatives, corn syrup, GMOs, and the top 8 allergens. It's also made using **USDA certified-organic ingredients** including organic, unprocessed, & unbleached cane sugar, as well as carrot, and blueberry extracts, for creating delicious, colorful candy without all the questionable chemicals.


Gelatin Free
Kosher
Vegan
No Corn Syrup
No Artifical Flavors Or Colors
GMO Free
Gluten Free
Soy Free
Dairy/Casein Free
Nut-Free Facility
Free Of Top 8 Allergens

THE MARKET & OUR TRACTION

Prestigious Partnerships, Celebrity Endorsements, & an Untapped eCommerce Sales Channel

Although The Organic Candy Factory started as a small mother-daughter passion project, it quickly became apparent that our concept had mass potential. Shortly after the brand launched online, orders started coming in.

Where You Can Find Us



The Organic Candy Factory was approached by Los Angeles' iconic **Fred Segal** stores to carry the products and shortly after, while selling her organic gummy bears to raise money for endangered manatees at a local farmer's market, Ginger's mission caught the attention of a global brand strategist for **Coffee Bean & Tea Leaf** stores. Another key partnership was formed and since then, numerous other outlets have followed suit, including **Williams-Sonoma**, **The Waldorf-Astoria**, **Macy's.com**, **Walmart.com, Pressed Juicery, Coffee Bean, and more**.


$289B
Global Candy Market
2027 estimate (3.9% CAGR)
$24.3B
Global Vegan Market
2026 estimate (9.1% CAGR)

(source, source)

Sales were growing steadily leading into 2020, and even with a limited online presence, we have successfully weathered the pandemic and are once again ticking upwards. At this stage, The Organic Candy Factory's signature product, Mixed Berry Cubs, has proved its profitability, although growing interest from stores and distribution channels exceeds our present inventory. With additional funding, our brand has an opportunity to **accommodate more orders**, **expand offerings**, **refine our marketing strategies**, and **optimize our e-commerce operations** to realize yet more untapped potential.

The Buzz

WHY INVEST

Let's Treat The World To Something Better

At The Organic Candy Factory, we believe that moms and kids of all ages have waited long enough for a healthier candy option, and given our traction thus far, it would seem that consumers agree.

As we continue to expand as a company, investors will be pivotal in taking The Organic Candy Factory from a modest mother-daughter operation to a widely available brand. Please help us meet the need for our **high-quality, ethical, organic, and tasty treats** by supporting us today!



ABOUT

HEADQUARTERS
15332 Antioch Street
Pacific Palisades, CA 90272

VALUATION
$5M

The Organic Candy Factory is an in-market company founded by a young female entrepreneur. In 2010, with the help of her mother, 5-year-old Ginger set out to start her own candy brand and create healthy, eco-friendly, sustainable candy. Today, The Organic Candy Factory is a sweet success story that continues to experience steady growth as our organic candy products are in high demand.

TEAM



Piper Cochrane
CEO & Founder, Sales director, Marketing director, Fulfillment manager, customer service

Born in Laguna Beach, PIPER COCHRANE lived with her entrepreneurial family in Japan, France, and Italy and speaks Italian, Japanese and French. She attended the University of Southern California and studied Marketing at the school of Communications. After College, Piper went to work for the family business, a trading company in Hong Kong where she oversaw the sales dept. Later upon returning to the U.S., she became one of the Director of sales for the Kimpton Group in San Francisco, lead the top sales team at Amplicon Financial in Newport Beach for 6 years, Created and ran Nichols Entertainment management for 7 years, and authored "The Making of Universal Pictures" Coffee table book. Then, with her daughter, Ginger, she founded the Organic Candy Factory 10 years ago and has been successfully growing their company slowly while reversing environmental damage, one Gummy Bear at a time. The Organic Candy Factory created the "First & Only" Organic, Gluten free, non-GMO, Vegan, Kosher Gummy Bear in the world.



Richard Kim
CFO, Board Director, and Secretary

Mr. Richard Kim has over three decades of retail leadership with major brands including Williams-Sonoma, Restoration Hardware, The Gap, Saks Fifth Avenue and Sears/Kmart. He has been the CFO and/or COO of several retail startups including Lolli and Pops, a national candy and confections retailer (of which Organic Candy Factory is a supplier), Guideboat Company, a high-end men's and women's lifestyle apparel company, and Print Syndicate, an ecommerce manufacturer / retailer. Prior to his startup experience, Richard was the CFO of Kmart Apparel, Sears Holdings' largest profit contributor, where he improved operating profit 40% by re-engineering how the company planned and allocated merchandise. and he was the Vice President of Finance at Restoration Hardware where he was responsible for financial and strategic planning, real estate finance and led the company's internal efforts on its IPO in 2012.

Richard is a graduate of the Cornell University Dyson School of Management where he received his Bachelor degree in applied economics, business management and marketing.



Sandy Climan
Advisor

Sanford R. (Sandy) Climan is President of Entertainment Media Ventures, Inc. Founded in 1999 by Mr. Climan, EMV is active in media investment and strategic advisory work, with a particular focus on disruptive technologies and entities currently impacting the traditional boundaries of business, media, and entertainment. He is an investor, producer, and considered a media visionary.

Throughout his career, Mr. Climan has held senior management positions in the media and entertainment industry. Mr. Climan served as Corporate Executive Vice President and President of Worldwide Business Development of Universal Studios, where Mr. Climan oversaw corporate international strategy, strategic marketing, and five studio operating divisions.

Mr. Climan was the founding head of the corporate practice at Creative Artists Agency, working with global companies including Sony Corporation on its acquisition of Columbia Pictures, Matsushita Electric on its acquisition of MCA/Universal, Credit Lyonnais on its restructuring of MGM, Coca-Cola, NYNEX, Bell Atlantic, Pacific Telesis and other Fortune 500 companies. While at CAA, Mr. Climan was part of the senior management team for 12 years, representing talent including Robert De Niro, Robert Redford, Kevin Costner, Danny DeVito, and Michael Mann, as well as many prominent film and television production companies.

Mr. Climan served as the first CEO of 3ality Digital, a pioneering company in the development and commercialization of technologies which enable perfect 3D image capture, broadcast and software, and led the company to be recognized as a global leader in 3D technology.

TERMS

The Organic Candy Factory

Overview

PRICE PER SHARE
$2.50

VALUATION
$5M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,000,000.00

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,000

MAX NUMBER OF SHARES OFFERED
400,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : **OrganicCandyFactory.com, Inc.**

Corporate Address : **15332 Antioch Street, Pacific Palisades, CA 90272**

Offering Minimum : **$10,000.00**

Offering Maximum : **$1,000,000.00**

Minimum Investment Amount (per investor) : **$250.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **4,000**

Maximum Number of Shares Offered : **400,000**

Price per Share : **$2.50**

Pre-Money Valuation : **$5,000,000.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Perks:

Amount-Based:

Tier 1 | 250

1 case of 24 ct candy

Tier 2 | 500

3 cases of 24 ct candy

Tier 3 | 1,000

1 10lb bulk case + 2 cases of 24 candy

Tier 4 | 5,000

Half hour meet and greet call

Tier 5 | 10,000

Zoom lunch meeting with management

Tier 6 | 25,000

In person lunch meeting with management

Tier 7 | 50,000

Private dinner with management

Tier 8 | 100,000

Invitation to Join the Advisory Council

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next week and receive an 5% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Organic Candy Factory will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative.

PRESS

Lucire

All Well and Good Golden Globes Red Carpet style Lounge

View Article

CandyIndustry.com

Gelatin-free Sugar-Sprinkled Gummy Worms, Cubs

View Article

Specialty Food Association

THE ORGANIC CANDY FACTORY IS CELEBRATING THEIR 8TH YEAR IN BUSINESS WITH STEADY GROWTH!

View Article

Modern Mom

Now you don't have to feel as guilty giving your kids treats! These Organic Cubs contain no preservatives and use only organic ingredients like organic cane sugar, organic apple juice, and organic corn syrup.

View Article

Racked

This Organic Candy Company Has an Eight-Year-Old Founder

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[00:00:00.680]

Hi, I'm Ginger.

And I'm piper.

[00:00:02.800]

And we are the owners

of the organic candy factory.

[00:00:06.000]

Ginger came to me when she was five years

[00:00:08.240]

old and said, Mama,

I'm going to open a candy store.

[00:00:10.960]

And I thought, oh, that's a tough one.

[00:00:12.880]

But I wanted to empower her,

so we started online.

[00:00:15.680]

I drew this bear when I was six years old,

and it became my our logo.

[00:00:19.360]

We started off as a very small company,

and it just grew from there.

[00:00:23.360]

This is my favorite.

[00:00:24.680]

The Peach Gummy Bear.

[00:00:26.360]

It reminds me of peach cobbler, and.

[00:00:28.560]

My favorite is the chocolate bar

[00:00:30.320]

with a berry mix inside because it tastes

like real fruit dipped in chocolate.

[00:00:34.680]

When Ginger first came to me with the idea

of putting gummy bears and milk chocolate,

[00:00:38.920]

I said, no, I don't think

that's such a great idea.

[00:00:41.120]

And I am wrong.

[00:00:42.560]

She has proven me wrong.

[00:00:43.920]

It's been a big hit ever since.

[00:00:45.680]

We're working on six new flavors.

[00:00:47.680]

We're expanding very quickly,

[00:00:49.600]

and when we do our taste testing,

we get Ginger and her friends together.

[00:00:53.160]

We call them the board members.

[00:00:54.960]

My friends and I sit around in a circle,

[00:00:56.960]

try the same flavors at the same time,

and rate them one through ten.

[00:01:00.760]

At the very end of the tasting,

[00:01:02.600]

we all compare our ratings

and decide which one is the winner.

[00:01:06.320]

Who better to judge candy than children?

[00:01:10.240]

The reason it's so successful is there's

[00:01:12.360]

definitely a movement

toward healthier eating.

[00:01:14.880]

I think people are more conscientious

about what they put in their body.

[00:01:18.680]

It's less harmful to the planet.

[00:01:20.640]

We are gluten free,

gelatin free, no corn syrup.

[00:01:24.320]

We're also vegan.

[00:01:25.360]

We're now kosher, and absolutely zero

artificial colors or any additives.

[00:01:31.120]

If parents go to buy their children candy

[00:01:33.360]

anyway, shouldn't it be

organic and natural?

[00:01:37.240]

Yes.

[00:01:39.720]

We're very proud to be

a company that gives back.

[00:01:42.400]

And one of our favorite charities is

[00:01:44.160]

Hope North, an orphanage and school

for children's soldiers in Uganda.

[00:01:48.920]

On the weekends,

I go to the farmers market

[00:01:50.880]

with my friends, set up a stand,

and have a little charity sale.

[00:01:54.800]

We sell the candy and give 100% of those

[00:01:57.480]

funds to the animal charity

I chose for the weekend.

[00:02:00.240]

For example, the last one was no Leopards

[00:02:02.600]

because they are an endangered species

and I wanted to help them out.

[00:02:06.120]

Our goal is to make the world a healthier

place, one conglomerate at a time.

[00:02:10.200]

I remember Wednesday you go shopping.

[00:02:12.120]

There's always a healthier choice.

Go organic.

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